Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(I) POLL RESULTS OF 2016 ANNUAL GENERAL MEETING

(II) 2016 FINAL DIVIDEND

(III) EXTENSION OF LONG STOP DATE IN RELATION TO

THE ISSUE OF NEW H SHARES UNDER GENERAL MANDATE

AND

(IV) FURTHER INFORMATION ON THE CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2016 of the Company (the “AGM”) was held at 2:30 p.m. on Friday, 30 June 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and presided by Mr. Tan Wan Geng, the Vice Chairman of the Company. Some Directors and supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. No resolutions proposed at the AGM were being vetoed or amended.

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As at the date of the AGM, there were 9,817,567,000 shares (the “Shares”) of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 101 shareholders and authorized proxies holding an aggregate of 6,826,395,872 Shares carrying voting rights, representing approximately 69.53% of the total issued share capital of the Company, were present at the AGM.

Number of shareholders and authorized proxies attended the meeting	101
Of which: number of A shareholders	98
number of H shareholders	3
Total number of voting Shares held	6,826,395,872
Of which: total number of Shares held by A shareholders	5,044,328,453
total number of Shares held by H shareholders	1,782,067,419
Percentage of the total number of voting Shares of the Company(%)	69.53
Of which: percentage of Shares held by A shareholders(%)	51.38
percentage of Shares held by H shareholders(%)	18.15

China Southern Air Holding Company and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares as at the date of this announcement, are required to abstain from voting in relation to resolution No.9. As such, China Southern Air Holding Company and its associate Nan Lung Holding Limited (holding 4,039,228,665 A Shares and 1,033,650,000 H Shares, respectively), which are connected persons of the Company, had abstained from voting in relation to resolution No. 9.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the AGM.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: To consider and approve the Report of the Directors of the Company for the year 2016.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,044,215,953	99.9978%	112,500	0.0022%	0	0.0000%
H Shares	1,779,017,319	99.8288%	50,100	0.0028%	3,000,000	0.1683%
Total	6,823,233,272	99.9537%	162,600	0.0024%	3,000,000	0.0439%

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2.	Resolution: To consider and approve the Report of the Supervisory Committee of the Company for the year 2016.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,044,215,953	99.9978%	112,500	0.0022%	0	0.0000%
H Shares	1,779,017,319	99.8288%	50,100	0.0028%	3,000,000	0.1683%
Total	6,823,233,272	99.9537%	162,600	0.0024%	3,000,000	0.0439%

3.	Resolution: To consider and approve the audited consolidated financial statements of the Company for the year 2016.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,044,215,953	99.9978%	112,500	0.0022%	0	0.0000%
H Shares	1,779,047,319	99.8305%	20,100	0.0011%	3,000,000	0.1683%
Total	6,823,263,272	99.9541%	132,600	0.0019%	3,000,000	0.0439%

4.	Resolution: To consider and approve the profit distribution proposal for the year 2016.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,044,212,953	99.9977%	115,500	0.0023%	0	0.0000%
H Shares	1,778,983,569	99.8270%	83,850	0.0047%	3,000,000	0.1683%
Total	6,823,196,522	99.9531%	199,350	0.0029%	3,000,000	0.0439%

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5.	Resolution: To consider and approve the re-appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting and internal control of financial reporting for the year 2017 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017, and authorize the Board to determine their remuneration.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,044,215,953	99.9978%	112,500	0.0022%	0	0.0000%
H Shares	1,779,047,419	99.8305%	20,000	0.0011%	3,000,000	0.1683%
Total	6,823,263,372	99.9541%	132,500	0.0019%	3,000,000	0.0439%

6.	Resolution: To consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited and Jiangxi Airlines Company Limited with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,039,572,120	99.9057%	4,756,333	0.0943%	0	0.0000%
H Shares	1,488,277,270	83.5141%	290,790,149	16.3176%	3,000,000	0.1683%
Total	6,527,849,390	95.6266%	295,546,482	4.3295%	3,000,000	0.0439%

Special Resolutions

7.	Resolution: To consider and approve the authorisation to the board of directors of the Company to issue shares under the general mandate.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,984,215,735	98.8083%	60,112,718	1.1917%	0	0.0000%
H Shares	1,518,207,888	85.1936%	263,859,531	14.8064%	0	0.0000%
Total	6,502,423,623	95.2541%	323,972,249	4.7459%	0	0.0000%

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8.	Resolution: To consider and approve the authorisation to the board of directors of the Company to issue the debt financing instruments under the general mandate.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	5,041,307,803	99.9401%	3,020,650	0.0599%	0	0.0000%
H Shares	1,564,439,826	87.7879%	214,627,593	12.0437%	3,000,000	0.1683%
Total	6,605,747,629	96.7677%	217,648,243	3.1883%	3,000,000	0.0439%

Additional Ordinary Resolution

9.	Resolution: To consider and approve the Aircraft Finance Lease Framework Agreement entered into between the Company and CSA International Finance Leasing Co., Ltd.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,004,987,288	99.9888%	112,500	0.0112%	0	0.0000%
H Shares	745,141,869	99.5623%	275,550	0.0368%	3,000,000	0.4008%
Total	1,750,129,157	99.8068%	388,050	0.0221%	3,000,000	0.1711%

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 6 and No. 9. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.7 and No.8.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the AGM. (Note)

Wu Xiaoqing and Ji Ying, PRC lawyers from Z & T Law Firm, attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

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Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

2016 FINAL DIVIDEND

Payment of 2016 Final Dividends

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute 2016 final dividends of RMB982 million, or RMB1 per 10 Shares (inclusive of applicable tax) based on the total number of 9,817,567,000 Shares. The details relating to payment of final dividend of the Company for the year ended 31 December 2016 to holders of H shares of the Company are set out below:

The Company will pay a final dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (inclusive of applicable tax) for the year ended 31 December 2016. The final dividends will be paid to shareholders whose names appear on the register of members of the Company on Tuesday, 11 July 2017 (the “Record Date”). Please refer to the announcement of the Company dated 21 June 2017 for the arrangement of closure of the Company’s register of members for the entitlement of final dividend.

Dividends payable to the Company’s shareholders shall be denominated and declared in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi while dividends payable to the holders of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the mean of the middle rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the calendar week prior to the declaration of the final dividends at the AGM (RMB0.873684 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The Receiving Agent will pay the final dividends on Wednesday, 26 July 2017. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

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Holders of A shares whose names are on the Company’s register of members of A shares on Tuesday, 25 July 2017 will be entitled to receive the final dividend and the final dividend is expected to be paid to the holders of A shares on or around Wednesday, 26 July 2017.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China” (≪中華 人民共和國企業所得 法≫) and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (≪中華人民共和國企業所得 法實施條例≫), both implemented on 1 January 2008 and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) (≪關於中國居民企業向境外H股非居 民企業股東派發股息代扣代 企業所得 有關問題的通知≫(國 函[2008]897號)) promulgated on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Wednesday, 5 July 2017 a legal opinion, issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm), that verifies its resident enterprise status. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the PRC.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348)(«國家稅務總局關於國稅發[1993] 045號文件廢止後有關個人所得稅徵管問題的通知»(國稅函[2011] 348號)) , issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

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However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (≪關於個人所得 若干政策問題的通知≫(財 字[1994]020 號))promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the 2016 final dividends to overseas individual shareholders whose names appear on the register of members of H shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of distribution of dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into “the Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” (港股通H股股票現金紅利派發協議) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in RMB. Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect” (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

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The final dividend is expected to be paid to for the investors of Southbound Trading on or around Monday, 31 July 2017. The record date and other arrangements for the investors of Southbound Trading will be the same as those for the H Shareholders of the Company.

All investors are requested to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding their holding and disposing of H Shares of the Company for the PRC, Hong Kong and other tax effects involved.

EXTENSION OF LONG STOP DATE IN RELATION TO THE ISSUE OF NEW H SHARES UNDER GENERAL MANDATE

References are made to the announcement of Company dated 28 March 2017 (the “Announcement”) in relation to the issue of new H Shares under General Mandate. Capitalised terms used herein shall have the same meanings as defined in the Announcement unless the context requires otherwise.

As disclosed in the Announcement, completion of the Subscription is conditional upon the satisfaction or waiver (if applicable) of a number of conditions at or before 6:00 p.m. (Hong Kong time) on 1 July 2017 (i.e. the Long Stop Date) or such other time and/or date as the Company and the Subscriber may mutually agree in writing. As additional time is required for the fulfillment of certain conditions, the Company and the Subscriber agreed on 30 June 2017 to extend the Long Stop Date to 31 July 2017. Save for the above, all of the provisions in the Subscription Agreement remain unchanged and are in full force and effect.

FURTHER INFORMATION ON THE CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

References are made to the announcement of the Company dated 26 June 2017 (the “Connected Transaction Announcement”) in relation to the connected transactions in respect of Proposed Share Issuance. Capitalised terms used herein shall have the same meanings as defined in the Connected Transaction Announcement unless the context requires otherwise.

As disclosed in the Connected Transaction Announcement, in relation to and as part of the transactions contemplated under the Proposed Share Issuance, CSAHC entered into the A Share Subscription Agreement with the Company, pursuant to which, the Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will at the A Share Subscription Price, subscribe for no less than 31% of new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash.

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Reasons for and benefits of the Company for accepting the MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement

The principal business activity of MTU is civil aircraft engine repair, renovation, maintenance and various support service, provision of engineering support and technical support for installation and removal of aircraft engines, and provision of lease of aircraft engines and components for the purpose of repair, renovation and maintenance service. The increase in the level of demand for air travel would lead to an increase in the size of the aircraft fleet of airlines, which in turn increases the demand for civil aircraft repair, renovation and maintenance services. This would present more business opportunities and have a position impact on the business of MTU, which is one of the leading civil aircraft repair, renovation and maintenance services providers in the industry in terms of the scale of investment and the standards of repair and maintenance services provided and also has the advanced technical ability and research and development capability. Accordingly, MTU has a relatively strong profitability. Further, after the transfer of MTU Shares has been completed, MTU will become a jointly controlled entity of the Company. On one hand the positive financial results of MTU would in turn enhance the Company’s profit level, one the other hand, MTU would be able to help satisfy the Company’s demand for aircraft engine repair, renovation and maintenance services, and also reduce the connected transactions of the Company under the Listing Rules. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to accept the MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement taking into account the aforementioned factors in relation to MTU.

Despatch of the circular to the Shareholders

A circular containing, among others, further details of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder as well as other related matters, together with notices of the EGM and the Class Meetings, is expected to be issued by the Company and despatched to the Shareholders on or before 31 August 2017, which is more than 15 business days after the publication of the Connected Transaction Announcement as (i) the valuation report of the MTU Shares will be approved by SASAC and the valuation results of the MTU Shares might be adjusted as required by SASAC; (ii) the Board approval will be further sought on the final valuation results of the MTU Shares after obtaining the approval from SASAC; and (iii) additional time is required for the preparation of the relevant information (such as the letter from the independent financial adviser) necessary to be included in the circular.

If there is expected to be delay in despatch of the circular by the estimated date as mentioned above, the Company will further issue the announcement stating the reasons for the delay and the new expected date of despatch of the circular.

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Potential investors and Shareholders are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 June 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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